Exhibit 99.1

June 1, 2009

Dear Ensurapet, Inc. Stockholder:

We are pleased to inform you that the Board of Directors of Ensurapet, Inc. (“Ensurapet”) has approved the spin-off of Purrfect Pet Club, Inc. (“Purrfect Pet”), a wholly owned subsidiary of Ensurapet. Following the spin-off, Ensurapet’s business will consist entirely of the pet health insurance business. Purrfect Pet will consist of the former online pet club business segment of Ensurapet.

The spin-off of Purrfect Pet will occur by way of a pro rata distribution of Purrfect Pet’s common and preferred stock to Ensurapet’s stockholders. In the distribution, each Ensurapet stockholder will receive one share of Purrfect Pet common stock for every share of Ensurapet common stock and one share of Purrfect Pet preferred stock for every share of Ensurapet preferred stock held at 5:00 p.m., Canton, Ohio time, on June 1, 2009, which is the record date of the spin-off. The dividend will be paid in book-entry form and physical stock certificates will be issued only upon request. Stockholder approval of the spin-off is not required, and you are not required to take any action to receive your Purrfect Pet common and preferred stock.

We believe that the separation of Purrfect Pet from Ensurapet will provide a better focus for each company to pursue strategies in their own distinct businesses and markets. Accordingly, we believe the spin-off will build long-term stockholder value.

Following the spin-off, you will own shares in both Ensurapet and Purrfect Pet. Ensurapet common stock will continue to trade on the OTC Bulletin Board under the symbol “EPTI.” We intend to apply to have Purrfect Pet common stock authorized for listing on the OTC Bulletin Board.

We believe the spin-off to be tax-free for stockholders; however, we do not have any ruling from the U.S. Internal Revenue Service and or a favorable opinion by the Company’s accounting firm confirming the spin-off’s tax-free status. You should consult your own tax advisor as to the particular consequences of the spin-off to you.

The enclosed information statement, which is being mailed to all Ensurapet stockholders, describes the spin-off in detail and contains important information about Purrfect Pet Club, Inc., including its financial statements.

We look forward to your continued support as a stockholder of Ensurapet. We remain committed to working on your behalf to build long-term stockholder value.

Sincerely,

William Russell Smith
Ensurapet, Inc.
Chief Executive Officer